Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

DEAR FRIENDS AND COLLEAGUES,

Every member of our team is essential to Kindred and our commitment to providing the high quality coordinated care that our patients expect and deserve—from hospital to home. As we continue to expand our capabilities, and develop additional patient-centered care management expertise, we continue to look for strategic opportunities to grow and strengthen our company.

To build on the strong foundation we have already established in our Care Management Division and Kindred at Home, today we announced a proposal to acquire Gentiva Health Services, Inc., the largest provider of home health and hospice services in the United States. We believe that the proposed transaction would build on Kindred’s Continue the Care strategy, further enhance our position as the nation’s premier post-acute care provider, and better position us for long-term success. This proposed transaction highlights that Kindred continues to move into the growth phase of our strategic plan.

KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS
— Take Care of Our People — Take Care of Our Patients, Residents and Customers — Grow — Be Efficient — Manage Our Capital Wisely — Organizational Excellence Through Performance Improvement

Kindred and Gentiva

The combination places patient-centered integrated care, and Kindred’s Continue the Care strategy, at the forefront of healthcare reform… Helping to shape the evolution of the American Healthcare Delivery System… by improving patient outcomes, smoothing care transitions and lowering costs by more quickly transitioning patients home at the highest level of wellness.

CONTINUE THE CARE Our patient-centered, integrated approach to managing care transitions to support patients recovery from an illness or injury.

continued	Dedicated to Hope, Healing and Recovery

Through clinical excellence, professionalism and sheer hard work, you have established Kindred as the nation’s top provider of post-acute care services. Your efforts have allowed us to consistently deliver on our Mission to promote healing, provide hope, preserve dignity and produce value for the patients we serve. We should be very proud of all that we’ve accomplished. Today’s announcement represents another way to continue building on our legacy of success.

The proposed combination with Gentiva would create a combined company with greater scale and efficiencies, which would benefit our patients and employees and create additional value for both companies’ shareholders and healthcare partners. It would also position Kindred to meet a growing need for post-acute care. As we report in our 2013 Quality Report, 43% of Medicare beneficiaries discharged from a hospital require post-acute care. And this need is growing rapidly. In the U.S., the number of people who are older than 65 will nearly double over the next 20 years – at that point this population will comprise 21% of the national population.

With our population aging rapidly, our healthcare system must be able to respond accordingly with more comprehensive and affordable care. We are already at the forefront of this trend as we advance an outcome-based, patient-centered approach to healthcare. A combination with Gentiva would accelerate our progress by helping us continue to shape our organization to provide more efficient, affordable patient care. Together we would accelerate the evolution of population health and medical homes through our combined national platform, as well as the adoption of best practices in innovation and clinical care in more local communities.

Similar to our successful RehabCare acquisition and integration in 2011 as well as our most recent success, Senior Home Care in Florida, we would expect to combine the best of two organizations while maintaining our focus on our Mission, culture, systems, process and people. We would aim to leverage the outstanding operators and clinicians at Gentiva and match their strengths with ours. Through stronger cash flows, we would be able to increase our investment in professional development and career advancement as well as build upon our innovations in care.

We decided to make our proposal public only after undertaking extensive efforts to discuss this matter with Gentiva leadership. We look forward to communicating directly with Gentiva shareholders regarding the many benefits of the proposed combination, and it is our hope that the Gentiva Board will sit down and talk with us so that we can make this compelling opportunity a reality.

While we are excited about the opportunity that this proposal presents, it is important to remember that there is no guarantee that this transaction will be completed. Our hope is that we can move expeditiously to complete the proposed transaction, but of course, we will be patient and disciplined. Ultimately, we look forward to completing this transaction for the benefit of our patients, shareholders, and you, Kindred’s valued employees.

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What does this mean to you?

This announcement, while very exciting for all of us, does not change anything about what we do each day. It is business as usual for all of us. As we move forward, the best way you can help is by continuing to act with the same dedication and focus that you always do as you deliver on our mission. We will continue to communicate with you as updates develop.

Without the dedication and commitment of each member of our team, our company would not have been positioned to pursue this proposal. And so we thank you for all you do each day!

Warm regards,

Paul	Ben

Please feel free to print this out and post it on your facility bulletin board. Also feel free to share this information with our physicians and colleagues in your next regularly scheduled staff meeting.

Forward-Looking Statements

This letter includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding Kindred’s proposed business combination transaction with Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this letter concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether Kindred will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on Kindred’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to

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the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This letter is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.